Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Basic Energy Services, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Basic Energy Services, Inc. of our reports dated March 31, 2017, with respect to the consolidated balance sheets of Basic Energy Services, Inc. as of December 31, 2016 (Successor) and 2015 (Predecessor), and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016 (Predecessor), and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the annual report on Form 10-K of Basic Energy Services, Inc. for the year ended December 31, 2016.

/s/ KPMG LLP
Dallas, Texas
May 25, 2017